UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2021

Commission File Number: 001-39446

CureVac N.V.

(Exact Name of Registrant as Specified in Its Charter)

Friedrich-Miescher-Strasse 15, 72076

Tübingen, Germany

+49 7071 9883 0

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

On October 12, 2021, CureVac N.V. (the “Company”) issued a press release announcing that the Company will withdraw its first-generation COVID-19 vaccine candidate, CVnCoV, from the current approval process with the European Medicines Agency, and instead, will refocus its COVID-19 vaccine efforts towards the acceleration of the development of second-generation mRNA vaccine candidates in collaboration with GlaxoSmithKline Biologicals SA. As a result of the withdrawal, the existing Advanced Purchase Agreement with the European Commission, which was predicated on employing CVnCoV to address the acute pandemic need, will cease.

The information included in this Form 6-K (including Exhibit 99.1, but excluding the statements of CureVac N.V.’s Chief Executive Officer and GSK’s Head of Vaccines R&D contained in Exhibits 99.1 thereto) is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-259613).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CUREVAC N.V.

By:	/s/ Franz-Werner Haas, LLD, LLM
Chief Executive Officer

Date: October 12, 2021

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
99.1	CureVac N.V. Press Release dated October 12, 2021.